August 29, 2011

FILED ON EDGAR AS CORRESPONDENCE
Justin Dobbie,
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Development Capital Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed August 29 , 2011
File No. 333-174240

Dear Mr. Dobbie

As per the oral comment we received today we have revised the second half of the signature page to reflect that Viktoriya Korobkin is our principal financial officer and our principal accounting officer.

We have also filed an updated legal opinion and auditor consent and rolled all dates forward.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Andriy Korobkin
Andriy Korobkin
Chief Executive Officer